Exhibit 99.2

“Item 5-Market for Registrant’s Common Equity & Related Stockholder Matters”

Our common stock is listed on the New York Stock Exchange (“NYSE”) under the symbol CRE.” As of December 31, 2004, there were 386 stockholders of record. The following table sets forth the high and low sale prices of our common stock as reported on the NYSE Composite Tape, and the dividends paid per share of common stock for each quarterly period for the past two years.

2004	1Q	2Q	3Q	4Q	Full Year
High	$34.00	34.25	34.34	34.07	34.34

Low	29.17	26.63	29.81	31.40	26.63

Dividend	0.50	0.50	0.50	0.50	2.00

2003	1Q	2Q	3Q	4Q	Full Year
High	$25.60	28.76	30.00	31.62	31.62

Low	23.25	25.23	27.40	28.31	23.25

Dividend	0.50	0.50	0.50	0.50	2.00

In order to qualify as a REIT, we are required to make ordinary dividend distributions to our stockholders. The amount of these distributions must equal at least:

i.	the sum of (A) 90% of our “REIT taxable income” (computed without regard to the dividends paid deduction and our net capital gain) and (B) 90% of the net income (after tax), if any, from foreclosure property, minus

ii.	the sum of certain non-cash income items.

For federal income tax purposes, distributions may consist of ordinary income, capital gains, nontaxable return of capital or a combination of those items. Distributions that exceed our current and accumulated earnings and profits (calculated for tax purposes) constitute a return of capital rather than a dividend, which reduces a stockholder’s basis in the shares of common stock and will not be taxable to the extent that the distribution equals or is less than the stockholder’s basis in the stock. To the extent a distribution exceeds both current and accumulated earnings and profits and the stockholder’s basis in the stock, that distribution will be treated as a gain from the sale or exchange of that stockholder’s shares. Every year, we notify stockholders of the taxability of distributions paid during the preceding year.

The following table sets forth the approximate taxability of common stock distributions paid in 2004, 2003, and 2002:

	2004	2003	2002
Ordinary income	76%	79%	100%
Non-taxable distribution	24%	21%	—

Cash flows from operations are an important factor in our ability to sustain our dividend at its current rate. Cash flows from operations increased slightly from $173.5 million in 2003 to $174.2 million in 2004. We expect our cash flows from operations to be lower in 2005 than 2004 and tenant improvements are expected to remain at elevated levels as a result of factors mentioned in the introduction to our Management’s Discussion and Analysis, including but not limited to, lower expected lease termination fees, continued declines in rental rates compared to the rates on expiring leases and costs associated with a new lease in Washington, D.C. for approximately 394,000 rentable square feet. This lease requires the space to be taken out of service for a period of two to four months for remodeling for the new tenant, includes eight months of abated rent and requires significant capital investment in tenant improvements and lease commissions. We expect that these factors will negatively impact our cash flow from operations and our ability to cover our current common stock dividend payment level using cash flows from operations. We currently expect to maintain our common stock dividend rate of $0.50 per quarter in 2005. As a result, we may need to borrow under our line of credit or sell assets in order to maintain our common stock dividend at the current rate. There can be no assurance that circumstances may not change and as a result of poorer than expected operating results or the inability to obtain financing on favorable terms, or at all, that we will not later reduce our common stock dividend below the current rate. We generally are restricted from paying dividends that would exceed 90% of our funds from operations during any four-quarter period.

See Item 12 of this Annual Report on Form 10-K, “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” for certain information regarding our equity compensation plans.